UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

PUBLIC OFFERING OF PREFERRED SHARES OF BANCOLOMBIA S.A.

Medellín, Colombia, February 6, 2012

BANCOLOMBIA S.A. (“Bancolombia”) (NYSE: CIB) announces the settlement on February 6, 2012 of its public offering of preferred shares. The preferred shares were initially offered to the shareholders of Bancolombia in a preemptive rights offering conducted in Colombia, and subsequently offered exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”).

Of the total 64 million preferred shares that were offered, 43,543,793 preferred shares were subscribed in the local preemptive rights offering, at a price of COP 26,000 per share, for an aggregate amount of approximately COP 1,132,138 million (USD 634.3 million).

In the public offering outside of Colombia, 5,114,051 ADSs, representing 20,456,204 preferred shares, were sold, at a price of USD 60 per ADS. The net proceeds received by Bancolombia for the sale of ADSs amounted to approximately USD 299.2 million.

As a result of the issuance of a total of 63,999,997 preferred shares, sold for an aggregate amount of approximately COP 1,679,782 million (USD 941.1 million), the subscribed and paid in equity of Bancolombia amounts to approximately COP 425,913.5 million.

Exchange Rate February 6, 2012 COP 1,784.77= USD 1

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 06, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Executive Vice President of Corporate Development (I)